

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Robert J. Coury
Chairman of the Board and Chief Executive Officer
Mylan, Inc.
1500 Corporate Drive
Canonsburgh, PA 15317

Re: **Mylan, Inc.**
Form 10-K Filed February 26, 2010
Definitive Proxy Statement Filed April 5, 2010
Supplemental Response Filed July 16, 2010
File No. 001-9114

Dear Mr. Coury:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director